Exhibit 21.1

Subsidiaries of Rex Energy Corporation

at December 31, 2007

Name	Entity Type	Jurisdiction of Incorporation or Formation	Percentage Ownership
Rex Energy I, LLC	Limited Liability Company	Delaware	100%
Rex Energy Marketing, LLC	Limited Liability Company	Delaware	100	%(1)
Rex Energy Operating Corp.	Corporation	Delaware	100%
Rex Energy IV, LLC	Limited Liability Company	Delaware	100%
PennTex Resources Illinois, Inc.	Corporation	Delaware	100%
Penn Tex Energy, Inc.	Corporation	Delaware	100%
PennTex Resources, L.P.	Limited Partnership	Texas	100	%(2)
R.E. Gas Development, LLC	Limited Liability Company	Delaware	100%

(1)	Rex Energy Marketing, LLC is a wholly owned subsidiary of Rex Energy I, LLC.
(2)	Rex Energy Corporation owns a 99% limited partnership interest in PennTex Resources, L.P. The 1% general partner interest of PennTex Resources, L.P. is owned by Penn Tex Energy, Inc.